82-4224



MOL ~~HUNGARIAN OIL AND GAS PLC.~~

03 MAY 19 AM 7:21

INVESTOR NEWS



29 April, 2003

SUPPL

Share distribution to MOL employees

MOL Hungarian Oil and Gas Company announces that it transferred a further 87 shares as a year-end bonus to various employees' security deposit accounts. The shares were distributed as part of the share distribution program announced on 2 December 2002 in accordance with the Collective Agreement. Shares were credited to those accounts that were opened since the last transfer date, 22 February 2003.

MOL distributed a further 1722 shares to 30 employees as part of the Young Talents Program.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

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